CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603



                                 June 12, 2013



VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:      First Trust Exchange-Traded Fund V (the "Trust")
                         File Nos. 811-22709 and 333-181507
               -----------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund V (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 18, 2012 (the "Registration Statement"). The Registration Statement relates to the First Trust Morningstar(R) Diversified Futures Fund, which is now known as, First Trust Morningstar Futures Strategy Fund (the "Fund"), a series of the Trust. Your comments regarding the Fund were communicated to us in a letter dated June 15, 2012. This letter serves to respond to your comments and accompanies Pre-Effective Amendment No. 1 to the Registration Statement, filed on June 11, 2013 (the "Amendment"). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Amendment.

PROSPECTUS

COMMENT 1 - FUND'S NAME

      The Fund's name "First Trust Morningstar(R) Diversified Futures Fund" includes the terms "Diversified" and "Futures." As disclosure on page 6 of the prospectus states that the Fund is "non-diversified" as defined in Section 5(b)(1) of the 1940 Act, please delete the term "Diversified" from the Fund's name. Also, as the term "Futures" in the Fund's name suggests a type of investment, the Fund is subject to Rule 35d-1 under the 1940 Act. Since an investment of 80% of the Fund's net assets plus borrowings for investment purposes in "Futures" would cause the Fund to lose its tax status as a regulated investment company, as described on page 30 of the prospectus, please also revise the Fund's name to delete the term "Futures."


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Karen Rossotto
June 12, 2013
Page 2



RESPONSE TO COMMENT 1

      In response to the comment the Fund's name is being revised to eliminate the word "Diversified" and to add the word "Strategy." The Fund's name is being changed to "First Trust Morningstar Futures Strategy Fund" in order to comply with the requirements of Rule 35d-1 of the 1940 Act.

COMMENT 2 - FUND SUMMARY - FEES AND EXPENSES OF THE FUND

      On page 1, in Fees and Expenses of the Fund, please disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

RESPONSE TO COMMENT 2

      The prospectus has been revised in response to this comment.

COMMENT 3 - FUND SUMMARY - FEES AND EXPENSES OF THE FUND

      Also on page 1, in the Example, second paragraph, in the reference to "the Fund's net operating expenses," please delete "net" as that word does not appear in the Example language in Item 3.

RESPONSE TO COMMENT 3

      The prospectus has been revised in response to this comment.

COMMENT 4 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

      On page 2, in the first paragraph in the section Principal Investment Strategies, it states that ''the Fund is an actively managed exchange-traded fund" and that "[t]he Fund invests in a diversified portfolio of commodity futures, currency futures and equity futures, commodity-linked derivative instruments, equity-linked derivatives instruments and swap contracts." However, a representation in the notice of application that relates to the exemptive order issued by the Commission that allows the Fund to operate as an actively managed exchange-traded fund states clearly in paragraph 3 that the Fund "will not invest in options contracts, futures contracts or swap agreements." See, Investment Company Act Release No. 29983, March 15, 2012. Please explain how the Fund can implement its stated investment strategy in light of this representation.

Karen Rossotto
June 12, 2013
Page 3



RESPONSE TO COMMENT 4

      The prospectus language has been revised to eliminate the ability of the Fund to invest directly in options contracts, futures contracts or swap agreements. The Fund will however invest indirectly in futures contracts through the Fund's wholly-owned subsidiary. Accordingly, this investment strategy should be permissible under the exemptive relief application.

COMMENT 5 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

      Also in the Principal Investment Strategies section, it states that "the Benchmark is a fully collateralized futures index that offers diversified exposure to global markets through highly-liquid, exchange listed futures contracts in commodities, currencies and equities." In contrast, it is stated in the next paragraph that "[t]he Fund invests in a diversified portfolio of commodity futures, currency futures and equity futures, commodity-linked derivative instruments, equity-linked derivatives instruments and swap contracts." It is further noted that some of the Fund's investments do not have an "active trading market" or "may not always be liquid," and that the Fund invests "a substantial portion in fixed income securities." In light of these differences in the Fund's investments from those of the Benchmark, and the fact that the Fund does not invest in the securities of the Benchmark, please explain to us why you believe that the Fund's performance will correspond to the performance of the Morningstar(R) Diversified Futures Index.

RESPONSE TO COMMENT 5

      The Fund is an actively managed exchange-traded fund that seeks to track the performance of the Morningstar(R) Diversified Futures IndexSM (the "Index" or "Benchmark"). The Fund's adviser believes that the Fund has the potential to track the performance of the Index without replicating the Index through its investments in the Subsidiary and fixed income securities. However, there can be no assurance that the Fund's performance will match the performance of the Index.

COMMENT 6 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

      More generally, please explain why it is appropriate to characterize the Fund as actively managed as opposed to an index fund. In your explanation, please discuss what is meant when the Fund says it intends to "correspond" to the performance of the Morningstar(R) Diversified Futures Index.

Karen Rossotto
June 12, 2013
Page 4



RESPONSE TO COMMENT 6

      The Fund will be an actively managed fund in seeking to track the performance of the Index. Typically, an index fund will invest primarily in the component securities of the applicable index in seeking to replicate the performance of an index. Generally, the index fund can employ a replication strategy investing in the component securities of the underlying index in the same approximate proportions as the underlying index or a representative sampling strategy in which the index fund will hold some, but not all, the component securities of the underlying index. In the present case, while the Fund seeks to track the performance of the Index, the Fund is not obligated to invest in the same instruments comprising the Index and as noted below, could not invest a significant portion of its assets directly in these instruments. In this regard, the Morningstar Index is a fully collateralized futures index that includes highly-liquid, futures contracts in commodities, currencies and equity indexes. The Fund may invest some of its assets directly in futures or other similar instruments, but could not invest all or a significant amount of its assets in these instruments without losing its status as an investment company. Rather, the Fund gains exposure to the futures instruments by investing through a wholly-owned subsidiary which invests in a diversified portfolio of exchange-listed commodity futures, currency futures and equity index futures (the "Futures Instruments"). Although these Future Instruments may be the same or similar to those in the Index, they are not required to be the same instruments included in the Index. The remainder of the Funds assets are then invested in (1) short-term investment grade fixed income securities that include U.S. government and agency securities, sovereign debt obligations of non-U.S. countries and repurchase agreements, (2) money market instruments, (3) ETFs and other investment companies and (4) cash and other cash equivalents (the "Fixed Income Securities"). These Fixed Income Securities are also not component securities of the Index. Accordingly, the Advisor actively manages the investments of the Subsidiary and the Fixed Income Securities in its discretion in seeking to obtain returns as that achieved by the performance of the Index. There is, however, no assurance that the Fund's performance will track the performance of the Index at all times.

      In addition, as the Fund seeks to essentially achieve investment results similar to that achieved by the Index although not necessarily by virtue of the same instruments in the same proportion as reflected in the Index, the disclosure regarding "corresponding" to the performance of the Index has been revised to clarify that the Fund "seeks to track" the performance of the Index and while the Fund "will generally seek to hold similar instruments to those included in the Benchmark. . . the [Fund] is not obligated to invest in the same instruments included in the Benchmark. There can be no assurance that the Fund's performance will track the performance of the Benchmark at all times."

Karen Rossotto
June 12, 2013
Page 5



COMMENT 7 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

      Furthermore, in the Principal Investment Strategies section, it states that:

            The Fund will invest up to 50% of its total assets in the First Trust Subsidiary, provided that the Fund's investment in the First Trust Subsidiary generally will not exceed 25% of the Fund's total assets at each quarter-end of the Fund's fiscal year.

      Please explain whether the Fund expects to manage its investments in the Subsidiary such that it exceeds 25% of its total assets or whether it intends to make investments at or below the 25% threshold - which may at certain points exceed this amount as a result of certain factors such as changes in value of the Fund's portfolio holdings. If the former, please add disclosure clarifying this point. If the latter, please explain to us how this activity is consistent with the requirements under the provisions of the Internal Revenue Code.

RESPONSE TO COMMENT 7

      The language in the prospectus has been revised to limit the Fund's investment in the Subsidiary to 25% of its total assets.

COMMENT 8 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES - FUTURES INVESTMENTS

      Please address the following issues that are raised by the Fund's use of the First Trust Subsidiary:

              a. Please explain to us whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of section 15(a) of the Investment Company Act.

              b. Please confirm to us that the Subsidiary's board of directors will be signatories to the Fund's registration statement.

              c. Please confirm to us that the Subsidiary's financial statements will be audited and filed with a regulatory body such as the Commission.

              d. Please confirm to us that the Subsidiary will meet all of the requirements of the Investment Company Act to the same extent as the Fund.

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Karen Rossotto
June 12, 2013
Page 6




      In particular, please confirm that the Subsidiary will comply with section 8 relating to investment policies, sections 10 and 16 relating to the composition of its board of trustees, section 17 relating to affiliated transactions and custody, section 18 relating to capital structure and leverage, and with the requirements related to pricing and accounting.

              e. Please explain to us whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

              f. Will the Subsidiary's expenses be included in the fee table?

              g. Will the Fund's investment in the Subsidiary be considered a liquid investment?

              h. Please discuss whether the contemplated transactions between the Subsidiary and the Fund implicate Section 17 of the 1940 Act?

              i. Have the Subsidiary and its board of directors agreed to service of process in the United States?

              j. Please provide a representation confirming that the Fund will not sell, encumber, transfer, or otherwise convey the shares of the Subsidiary.

RESPONSE TO COMMENT 8

       a. The Subsidiary will enter into an investment advisory agreement with the Fund's adviser, First Trust Advisors L.P., in accordance with the requirements of Section 15(a) of the 1940 Act.

       b. The Fund will have the directors of the Subsidiary sign the Fund's registration statement.

       c. The Subsidiary will have its statements audited by an independent registered public accounting firm and such financial statements will be filed with the Commission.

       d. The Fund and the Subsidiary on a consolidated basis will meet with all the requirements of the Investment Company Act and will comply with all applicable laws.

       e. The Subsidiary does not pay a management fee to First Trust Advisors. Also, First Trust Advisors L.P. will not implement an advisory fee payable by the Subsidiary without approval of the shareholders of the Fund.

Karen Rossotto
June 12, 2013
Page 7



       f. The Subsidiary's expenses will be included in the fee table.

       g. The Fund's investment in the Subsidiary will be considered a liquid investment in that the Fund will have the right to redeem its shares of the Subsidiary on a daily basis.

       h. The extent to which the Fund and the Subsidiary will engage in transactions with each other will be very limited. Such transactions will only involve (1) the Fund buying interests in the Subsidiary from the Subsidiary, and
(2) the Fund redeeming interests in the Subsidiary to the Subsidiary. Because the Subsidiary is a "fully owned subsidiary" pursuant to Rule 17a-3 under the Act, such transactions between the Fund and the Subsidiary are exempt from
Section 17(a). The other restrictions imposed by Section 17 should not affect the fund because of the limited nature of the transactions involving both the Fund and the Subsidiary.

       i. The Subsidiary has agreed to service of process within the United States. The Fund will have the directors of the Subsidiary agree to service of process within the United States.

       j. The Fund will not convey or sell shares of the Subsidiary to another party, provided, that, the Fund may periodically redeem shares of the Subsidiary.

COMMENT 9 - FUND SUMMARY - PRINCIPAL RISK - CASH TRANSACTION RISK

      On page 4, in the Principal Risk section, under "Cash Transaction Risk," it states that "[t]he Fund currently intends to effect most creations and redemptions, in whole or in part, for cash, rather than in-kind .... " Please explain how this is consistent with the representations in the notice of application discussed above.

RESPONSE TO COMMENT 9

      Applicants' Representation 5 set forth in the notice of application described above in Comment 4 (the "Notice of Application") indicates that shares of the actively managed ETFs relying on the related exemptive order will be purchased and redeemed in creation units and generally on an in-kind basis. However, as indicated in Applicants' Representation 6, purchases and redemptions may be made in whole or in part on a cash basis, rather than in-kind, under certain specified circumstances. It is currently contemplated that these circumstances will, to a large extent be relevant in connection with purchases and redemptions of the Fund's shares. For example, in accordance with clauses
(b) and (c) set forth in Representation 6, the Fund may at times require all-cash redemptions and/or purchases. Additionally, in light of the Fund's investments, clauses (d) and/or (e) may also be triggered at times, which would result in purchases and/or redemptions in whole or in part for cash.

Karen Rossotto
June 12, 2013
Page 8



COMMENT 10 - FUND SUMMARY - PRINCIPAL RISK - CREDIT RISK

      On page 5, in the Principal Risk section, under "Credit Risk," it states that "[c]redit risk may be heightened for the Fund because if it invests in
'high yield' or 'junk' debt .... " In the Principal Strategy section, it states that "[t]he Fund will invest a substantial portion of its assets in fixed income securities that include U.S. government and agency securities, money market instruments, overnight and fixed-term repurchase agreements, cash and other cash equivalents." There is no reference to high-yield debt. If high-yield debt is a principal investment of the Fund, please note this in the Principal Strategy section.

RESPONSE TO COMMENT 10

      The prospectus has been revised in response to this comment.

COMMENT 11 - FUND SUMMARY - PRINCIPAL RISK - DERIVATIVES INVESTMENT RISK

      On page 5, in the Principal Risk section, under "Derivatives Investment Risk," please note the various types of derivatives that are principal investments of the Fund. Please disclose the specific risks associated with each of these investments. In particular, include disclosure on risks relating to forwards, swaps and structured notes since each of these instruments is discussed in the Principal Strategy section.

RESPONSE TO COMMENT 11

      The disclosure in the Principal Investment Strategies section of the prospectus has been revised to indicate that the Fund, through the Subsidiary will invest in Futures Instruments. The "Principal Risks" section has been revised to provide the risks for such investments.

COMMENT 12 - FUND SUMMARY - PRINCIPAL RISK - TAX RISK

      On page 8, also in the Principal Risk section, under "Tax Risk," the registration statement refers to the issuance of private letter rulings by the IRS to allow RICs to invest in derivatives. However, as noted, the Fund does not have a private letter ruling and the IRS is not currently issuing them. Please disclose here the implications for the Fund and its shareholders if, as stated as a possibility, the IRS changes its position with respect to whether RICs may invest in commodity-based derivatives through a controlled foreign corporation, as the Fund proposes to do through the First Trust Subsidiary (these implications are currently disclosed on page 36). Please also disclose any advanced notice that may be provided shareholders in the event that the Fund

Karen Rossotto
June 12, 2013
Page 9



fails to qualify as a RIC and the Board "determines to reorganize or close the Fund or materially change the Fund's investment objective and strategies."

RESPONSE TO COMMENT 12

      The prospectus has been revised in response to this comment.

COMMENT 13 - FUND SUMMARY - PRINCIPAL RISK - VOLATILITY RISK

      On page 8, in the Principal Risk section, please elaborate further on the "Volatility Risk" of the Fund with respect to its investments in Futures and other instruments through the First Trust Subsidiary. This discussion should include the effects of the use of leverage associated with these investments. For example, please include in the discussion, as stated on page 10 of the Statement of Additional Information, that "because of the low margin deposits required, Futures trading involves an extremely high degree of leverage," and "as a result, a relatively small price movement in a Futures Contract may result in immediate and substantial loss to the investor."

RESPONSE TO COMMENT 13

      The prospectus has been revised in response to this comment.

COMMENT 14 - FUND SUMMARY - MANAGEMENT - PORTFOLIO MANAGERS

      On page 9, in Management, Portfolio Managers, you have identified a team of eight portfolio managers. The instruction to Item 5(b) of Form N-1A states "[i]f more than five persons are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio." Please consider whether each of the individuals identified share the most significant responsibility for the day-to-day management of the Fund's portfolio and, if appropriate, revise the disclosure.

RESPONSE TO COMMENT 14

      Management has considered the matter and the individuals with the most significant responsibilities have been included.

Karen Rossotto
June 12, 2013
Page 10



COMMENT 15 - FUND INVESTMENTS - DERIVATIVES

      On page 11, in Fund Investments, Derivatives, please separate out the discussion of fixed income investments under a separate heading so as to include here only a discussion of the Fund's investments in derivatives instruments.

RESPONSE TO COMMENT 15

      The prospectus has been revised and the identified disclosure no longer exists in the document.

COMMENT 16 - ADDITIONAL RISKS OF INVESTING IN THE FUND - DERIVATIVES INVESTMENT RISK

      On page 16, in Additional Risks of Investing in the Fund, in the discussion of "Derivatives Investment Risk," or at an appropriate place within the Prospectus, please disclose whether the Fund intends to segregate liquid assets in an amount equal to the full notional amount of its future investments in a manner consistent with the Commission's guidance set forth in Investment Company Act Release 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996). In doing so, please consider the effects of any short sales that may be used to reduce the Fund's exposure to its long positions, and whether the short position will be netted in determining the amount of liquid assets required to be set aside by the Fund.

RESPONSE TO COMMENT 16

      The prospectus has been revised in response to this comment.

COMMENT 17 - ADDITIONAL RISKS OF INVESTING IN THE FUND - DERIVATIVES INVESTMENT RISK

      In the second full paragraph on page 17, it is noted that the management team may use derivatives to hedge risk. Please include specific disclosure in the Principal Strategy section that derivatives will be used to hedge.

RESPONSE TO COMMENT 17

      This particular disclosure has been removed from the prospectus.

Karen Rossotto
June 12, 2013
Page 11



COMMENT 18 - ADDITIONAL RISKS OF INVESTING IN THE FUND - DERIVATIVES INVESTMENT RISK

      In the third full paragraph on page 17, in Derivatives Investment Risk, there is reference to a "sub-adviser." However, there is no indication elsewhere that the Fund intends to use a sub-adviser. Please correct this inconsistency.

RESPONSE TO COMMENT 18

      The prospectus has been revised in response to this comment.

COMMENT 19 - MANAGEMENT OF THE FUND

      On page 26, in Management of the Fund, for ease of reading, please separate out each portfolio manager's experience with a space in-between.

RESPONSE TO COMMENT 19

      The prospectus has been revised in response to this comment.

COMMENT 20 - HOW TO BUY AND SELL SHARES

      On page 28, in How to Buy and Sell Shares, in the second paragraph there is a reference to an exemptive order received by the Fund concerning restrictions under Section 12(d)(1) of the 1940 Act. Please identify the exemptive order the Fund is relying on here.

RESPONSE TO COMMENT 20

      The referenced exemptive relief is set forth in Investment Company Act Release Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30, 2007) (order).

COMMENT 21 - FEDERAL TAX MATTERS - DISTRIBUTIONS

      On page 32, in Federal Tax Matters, Distributions, please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Karen Rossotto
June 12, 2013
Page 12



RESPONSE TO COMMENT 21

      The prospectus has been revised in response to this comment.


                      STATEMENT OF ADDITIONAL INFORMATION

COMMENT 22 - INVESTMENT OBJECTIVES AND POLICIES

      On page 4, in Investment Objective and Policies, it states that as a fundamental policy, the Fund "may not issue senior securities, except as permitted under the 1940 Act." Please describe, at an appropriate place near this discussion, what is permitted under the 1940 Act with respect to a fund's issuance of senior securities.

RESPONSE TO COMMENT 22

      The statement of additional information has been revised in response to this comment.

COMMENT 23 - INVESTMENT OBJECTIVES AND POLICIES

      The following disclosure appears on page 5: "With respect to the submission of a change in an investment policy to the holders of outstanding voting securities of the Fund, such matter shall be deemed to have been effectively acted upon with respect to the Fund if a majority of the outstanding voting securities of the Fund vote for the approval of such matter, notwithstanding that .... (2) such matter has not been approved by the vote of a majority of the outstanding voting securities." The italicized language appears inconsistent with the language that follows in (2). Please explain this apparent inconsistency.

RESPONSE TO COMMENT 23

      The statement of additional information has been revised in response to this comment.

COMMENT 24 - MANAGEMENT OF THE FUND - TRUSTEES AND OFFICERS

      On page 23, in Management of the Fund, in the heading for column five of the table, following "Other Directorships Held," please add "During the Last Five Years."

Karen Rossotto
June 12, 2013
Page 13



RESPONSE TO COMMENT 24

      The heading of column five of the table has been revised in response to this comment.

COMMENT 25 - MANAGEMENT OF THE FUND - BOARD DIVERSIFICATION AND TRUSTEE QUALIFICATION

      On page 30, in Board Diversification and Trustee Qualifications, the discussion of the experiences, qualifications and attributes of each Trustee that led to the conclusion that the person should serve as a Trustee for the Fund should be made "in light of the Fund's business and structure" in accordance with Item 17.b.10 of Form N-1A. Please revise the discussion as appropriate.

RESPONSE TO COMMENT 25

      The statement of additional information has been revised in response to this comment.

COMMENT 26 - MANAGEMENT OF THE FUND - BOARD DIVERSIFICATION AND TRUSTEE QUALIFICATION

      In the first column to the compensation table on page 32, please replace the reference to "Trust" with "Fund," and modify the corresponding footnote accordingly. See Item 17(c) of Form N-1A.

RESPONSE TO COMMENT 26

      The statement of additional information has been revised in response to this comment.

COMMENT 27 - MANAGEMENT OF THE FUND - BOARD DIVERSIFICATION AND TRUSTEE QUALIFICATION

      Please revise the dates used on page 33 to reflect a more recent date.

RESPONSE TO COMMENT 27

      The statement of additional information has been revised in response to this comment.

Karen Rossotto
June 12, 2013
Page 14




COMMENT 28 - CREATION AND REDEMPTION OF CREATION UNIT AGGREGATIONS

      There is a discussion on page 49 that states that the Fund can, in certain cases, postpone the payment of redemption proceeds for more than seven days after the tender of a security for redemption. Please explain why the Fund is so permitted in light of the requirements of Section 22(e) of the 1940 Act.

RESPONSE TO COMMENT 28

      As indicated in the Notice of Application, in Paragraph 7 under the heading "Applicants' Legal Analysis -- Section 22(e) of the Act," the related exemptive relief included relief under Section 6(c) of the 1940 Act from Section 22(e) of the 1940 Act to allow "International Funds" to pay in-kind redemption proceeds up to a maximum of 15 calendar days following redemption.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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Karen Rossotto
June 12, 2013
Page 15




      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                             Sincerely yours,

                                             CHAPMAN AND CUTLER LLP



                                             By: /s/ Morrison C. Warren
                                                 -----------------------------
                                                     Morrison C. Warren